EXHIBIT 12.1

Statements Regarding Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Six months ended June 30,	Year ended December 31,
	2012	2011	2010	2009	2008	2007
Income (loss) before income taxes	$(46,580)	$(32,728)	$(68,729)	$6,277	$(45,628)	$(12,326)
Fixed charges	3,124	4,514	2,423	6,973	9,091	13,436
Earnings as defined	$(43,456)	$(28,214)	$(66,306)	$13,250	$(36,537)	$1,110
Fixed charges:
Interest expense	$1,891	$2,462	$385	$4,651	$6,670	$11,322
Amortization of debt issuance costs	177	___	___	237	332	263
Estimated interest component of rent expense	1,056	2,052	2,038	2,085	2,089	1,851
Total fixed charges	$3,124	$4,514	$2,423	$6,973	$9,091	$13,436
Ratio of earnings to fixed charges	N/A	N/A	N/A	1.9	N/A	N/A